UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File No. 1-4797

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITW Bargaining Savings and Investment Plan
Plan Number 039

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Illinois Tool Works Inc.
155 Harlem Ave.
Glenview, Illinois 60025
Telephone 847-724-7500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
ITW Bargaining Savings and Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of ITW Bargaining Savings and Investment Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule H, line 4i schedule of assets (held at end of year) as of December 31, 2021 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP
We have served as the Plan’s auditor since 2002.

Chicago, Illinois
June 27, 2022

ITW Bargaining Savings and Investment Plan

Financial Statements and Schedule
as of December 31, 2021 and 2020

Employer Identification Number 36-1258310
Plan Number 039

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2021 and 2020

Employer Identification Number 36-1258310, Plan Number 039

	2021	2020
ASSETS:
Receivables
Company contributions	$502	$—
Notes receivable from participants	500,496	482,859
Total receivables	500,998	482,859

Investments at fair value (Note 5)	15,005,205	14,804,944
Investments at contract value (Note 3)	4,566,007	4,106,616
Total Plan’s interest in Master Trust (Note 4)	19,571,212	18,911,560

Total assets	20,072,210	19,394,419

LIABILITIES:
Administrative expenses payable	9,283	8,731

NET ASSETS AVAILABLE FOR BENEFITS	$20,062,927	$19,385,688

The accompanying notes to financial statements
are an integral part of these statements.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2021

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):
Contributions
Company	$599,496
Participant	770,673
Total contributions	1,370,169

Plan’s interest in Master Trust net investment gain	2,011,086

Interest income on notes receivable from participants	19,666

Benefits paid to participants	(2,697,343)

Administrative expenses	(28,133)

Net increase before net transfers to other plan	675,445

Net transfers from other plan (Note 10)	1,794

Net increase	677,239

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	19,385,688
End of year	$20,062,927

The accompanying notes to financial statements
are an integral part of this statement.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Employer Identification Number 36-1258310, Plan Number 039

1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”) are eligible to participate as determined by the collective bargaining agreements. Established on January 1, 1991, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”). The Trustee also serves as an investment advisor of The Northern Trust Company funds. Empower Retirement (the “Recordkeeper”) serves as recordkeeper.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation and are subject to an annual maximum amount. Participants may change their contribution percentages each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch–up” contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin once the eligibility requirements under the Plan are attained. The Company provides a contribution based on formulas set forth for each collectively bargained group of the Company.

Contributions are subject to certain limitations.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers a mix of Core Investment Funds and Target Retirement Funds with different strategies, objectives and risk/reward potentials. Participants may select any combination of funds and may change funds at any time, subject to certain restrictions on transfers between funds.

Vesting

Participants’ interest in their employee and Company contribution accounts are fully vested at all times.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their account. Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participant’s account and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds; the participant’s account is credited with the interest payments made pursuant to the loan agreements. Principal and interest are paid ratably through payroll deductions. A participant can have up to two outstanding loans at any time.

Benefits

Upon termination of employment or death of a plan member, a participant may receive a lump-sum payment of their account balance. Additional optional payment forms are available at the election of the participant, in accordance with the Plan document.

2.     SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than the fully benefit-responsive investment contracts) are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a description of the valuation methodologies used for assets measured at fair value.

Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. See Note 3 for a description of the valuation methodologies used for assets measured at contract value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the participants’ accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Net Appreciation

Net appreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation and realized gains and losses are included in the Plan's interest in Master Trust net investment gain.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by the Plan document. Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

3.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts in the Stable Asset Fund. The accounts for these contracts are credited with contributions and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Through the Stable Asset Fund, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments at the time of computation.

Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as Plan termination, may limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any such event is probable.

4.    MASTER TRUST

Through the Master Trust agreement, an investment account was initially established to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”). Plan investments and investment income reported in the Plan’s financial statements represent the Plan’s interest in the Master Trust's net assets and investment gains and losses.

The net assets in the DC Investment Account as of December 31, 2021 and 2020 are as follows:

	2021 Total Master Trust	2021 Plan's Interest in Master Trust	2020 Total Master Trust	2020 Plan's Interest in Master Trust
Investments at fair value
Cash and cash equivalents	$1,076,002	$10,760	$586,910	$5,869
Collective trust funds	2,406,868,859	11,845,244	2,233,803,724	11,653,551
Mutual funds	253,185,312	1,834,198	238,511,699	1,713,828
Company common stock fund	608,435,046	1,315,003	533,129,686	1,431,696
Total investments at fair value	3,269,565,219	15,005,205	3,006,032,019	14,804,944

Investments at contract value
Guaranteed investment contracts	233,797,727	1,687,575	226,890,929	1,579,577
Synthetic investment contracts	398,779,692	2,878,432	362,984,696	2,527,039
Total investments at contract value	632,577,419	4,566,007	589,875,625	4,106,616

DC Investment Account Net Assets	$3,902,142,638	$19,571,212	$3,595,907,644	$18,911,560

For the year ended December 31, 2021, the net gain on investments in the DC Investment Account is as follows:

Interest and dividends	$56,987,027
Net appreciation in fair value of investments	406,650,471
Investment management fees	(821,968)
Net investment gain	$462,815,530

The Plan’s interest in the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets.

5.    FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The valuation inputs for the three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1    Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2    Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3    Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Cash and cash equivalents are recorded at cost, which approximates fair value.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value.

Mutual funds are traded in active markets and are valued based on quoted net asset value of shares held by the Master Trust investment accounts at year end.

Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the DC Investment Account’s assets at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Total	Level 1	Level 2	Level 3
DC Investment Account
Cash and cash equivalents	$1,076,002	$1,076,002	$—	$—
Mutual funds	253,185,312	253,185,312	—	—
Collective trust funds (a)	2,406,868,859
Company common stock fund	608,435,046	608,435,046	—	—
Total investments at fair value	$3,269,565,219	$862,696,360	$—	$—

	Assets at Fair Value as of December 31, 2020
	Total	Level 1	Level 2	Level 3
DC Investment Account
Cash and cash equivalents	$586,910	$586,910	$—	$—
Mutual funds	238,511,699	238,511,699	—	—
Collective trust funds (a)	2,233,803,724
Company common stock fund	533,129,686	533,129,686	—	—
Total investments at fair value	$3,006,032,019	$772,228,295	$—	$—

a)These funds allow for daily liquidation with no additional notice required for redemption or unfunded commitments. Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Master Trust disclosure.

6.    ADMINISTRATION

The Master Trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.

7.    RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Recordkeeper was paid administrative fees in the Plan year. As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest. The Company is also a party-in-interest according to Section 3(14) of ERISA because the Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and negotiated contracts.

9.    TAX STATUS

The Plan obtained its latest determination letter on March 13, 2017, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, were designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since the latest determination letter; however, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10.    TRANSFERS FROM OTHER PLAN

Assets were transferred from the following plan in 2021:

Plan Name	Transfer Date	Assets Transferred from Other Plan
ITW Savings and Investment Plan (SIP)	Various	$1,794
Total transfers from other plan		$1,794

Assets transferred from SIP represent transfers of individual participant account balances due to changes in job classification.

11.    NOVEL CORONAVIRUS (COVID-19)

In March 2020, the World Health Organization categorized an outbreak of a novel strain of coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has severely impacted global economic activity and caused volatility in financial markets. Because of the uncertainty impacting the financial markets during this time, management is unable to estimate the total impact the pandemic will have on the Plan.

On March 27, 2020, Congress signed the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act. The CARES Act took immediate effect and contained several provisions that temporarily impacted 401(k) plans, including a new hardship withdrawal option and a loan payment pause option. ITW implemented two optional provisions of the CARES Act, offering penalty-free withdrawals up to $100,000 and loan repayment delays of up to one year. The mandatory provision waiving Required Minimum Distributions for participants 72 and over was also implemented. These temporary provisions expired on December 31, 2020.

In 2021, the disruptions caused by the COVID-19 pandemic continued to have an adverse impact on the Company's global operations. The full extent of the COVID-19 outbreak and its impact on the markets served by the Company and on the Company's operations continues to be highly uncertain as conditions continue to fluctuate around the world, with vaccine administration rising in certain regions and spikes in infections (including the spread of variants) also being experienced. The pandemic and resurgence of outbreaks could continue to adversely impact the operations of the Company and its customers and suppliers.

12.    SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2021 through the date these financial statements were available to be issued. There are no subsequent events that would require recognition or disclosure in these financial statements.

ITW BARGAINING SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2021

Employer Identification Number 36-1258310, Plan Number 039

Identity of Issuer/Description of Investments	Current Value
*Notes receivable from participants**	$500,496

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at
December 31, 2021, lowest 3.25% to highest 5.50%

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                            ITW BARGAINING SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 27, 2022	By: /s/ Karen Tulloch
Karen Tulloch
Vice President, Human Resources